EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

March 7, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Matthew Crisipno

Re:	KLR Energy Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-209041) ( the "Registration Statement")

Dear Mr. Crispino:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of KLR Energy Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated March 1, 2016, were distributed on or about March 1, 2016, as follows:

363 to individual investors;

355 to FINRA members (which included 38 prospective underwriters and selected dealers); and

52 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated March 1, 2016, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
	Name:	Steven Levine
	Title:	CEO